Filed by Isolagen, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended
Subject Company: Isolagen, Inc.
Subject Company Exchange Act File No.: 001-31564

On July 11, 2007, Isolagen, Inc. issued the following news release:

Isolagen Files Registration Statements for Proposed Exchange and
New Convertible Note Offerings

EXTON, PA—July 11, 2007—Isolagen, Inc. (Amex: ILE) today announced that it has filed registration statements with the Securities and Exchange Commission (SEC) relating to a proposed exchange offer involving holders of its currently outstanding 3.5% Subordinated Convertible notes due 2024 and a proposed offer to the public of an additional $30,000,000, in principal amount, of new Senior Convertible Notes due 2024.

In the proposed exchange offer, Isolagen intends to offer up to $90,000,000 aggregate principal amount of its new Senior Convertible Notes due 2024 for up to all of the $90,000,000 aggregate principal amount of its currently outstanding Subordinated Convertible Notes due 2024.  In addition, the Company also intends to offer to the public up to an additional $30,000,000, in principal amount, of the new Senior Convertible Notes due 2024.

In the registration statements, Isolagen, Inc. stated that it believes the exchange and new money offerings will reform the Company’s capital structure in order to better execute its business strategy. Thomas Weisel Partners LLC is serving as the dealer manager for the exchange offer and the placement agent for the new money offering.

Registration statements relating to these securities have been filed with the Securities and Exchange Commission but have not yet become effective.  These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statements become effective.

Holders should read the registration statement and related exchange offer materials when they become available because they contain important information.  Holders can obtain a copy of the registration statement and other exchange offer materials free of charge from the SEC’s web site at www.sec.gov.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. With respect to the exchange offers, the prospectus and related offer documents will, when available, be provided to all holders of our existing notes free of charge from the information agent, Georgeson Inc.,17 State Street, 10th Floor, New York, NY 10004, (888) 549-6633. With respect to the offer of new notes for cash, a copy of the prospectus, when available, may be obtained from Thomas Weisel Partners LLC at One Montgomery Street, San Francisco, CA 94104, (888) 627-6373.

About Isolagen, Inc.

Isolagen™, Inc. (AMEX:ILE) is an aesthetic and therapeutic company committed to developing and commercializing scientific advances and innovative technologies.  The company’s technology platform includes the Isolagen Process™, a novel cell processing system for skin and tissue rejuvenation which is currently in clinical development for a broad range of applications including facial rejuvenation and wrinkles, acne scars, burn scars and periodontal disease.   Isolagen also commercializes a scientifically-advanced line of skincare systems through its majority-owned subsidiary, Agera® Laboratories, Inc.  For additional information, please visit www.isolagen.com.

Forward Looking Statements

All statements in this news release that are not based on historical fact are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control, that could cause actual results to materially differ from such statements. Such risks, uncertainties, and other factors include, but are not necessarily limited to, those set forth under the “Risk Factors” section of the Form S-4 / Form S-3 combined registration statement we filed on July 11, 2007.   Furthermore, the ability to complete the offerings is dependent on the state of the markets at the time of the proposed offerings, and such market’s reception of the offering terms. We operate in a highly competitive and rapidly changing environment, thus new or unforeseen risks may arise. Accordingly, investors should not place any reliance on forward-looking statements as a prediction of actual results. We disclaim any intention to, and undertake no obligation to, update or revise any forward-looking statements. Readers are also urged to carefully review and consider the other various disclosures in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006, as well as other public filings with the SEC since such date.

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Contacts:

Media: Mike Beyer, Sam Brown Inc., 773-463-4211 or beyer@sambrown.com
Investors: Charles Huiner, Isolagen, Inc., 484-713-6200 or chuiner@isolagen.com